HARBIN ELECTRIC, INC.
Debt and Warrant Classification for notes issued August 30, 2006

BACKGROUND

On August 30, 2006, Harbin Electric, Inc. (“Harbin” or the “Company”) issued an aggregate $50 million principal amount of its guaranteed senior secured floating rate notes to Citadel Equity Fund Ltd. totaling $38.0 million principal amount (the “Citadel Amount”) and to Merrill Lynch International $12.0 Million principal amount (the “ML Amount”). The Citadel notes, or the “2012 Notes”, mature on September 1, 2012, which is approximately six years from date of issue (“Date of Issue”), while the ML notes, or the “2010 Notes”, mature approximately four years from the Date of Issue. The notes have certain prepayment schedules and due dates which are not within the scope of this analysis. In connection with the issuance of the notes, Harbin issued detachable warrants to purchase its common stock. The warrants are to be exercisable at the option of the holders beginning on the Date of Issue through the expiration date of each warrant. To provide that the underlying warrant shares will be fully tradable, unrestricted and unlegended, Harbin agreed to file a shelf registration statement as soon as reasonably practicable after the Date of Issue, covering the resale of the warrant shares. Harbin has agreed to use its reasonable best efforts to cause the registration statement to be declared effective as soon as reasonably practical after the initial filing and to remain effective, subject to certain exceptions, during the life of warrants.

If there is no effective registration statement by March 30, 2007, the Company must pay a $250,000 liquidated damages penalty, payable pro-rata to the then current holders of the warrants, for each month until the registration statement becomes effective. This liquidated damages penalty is capped at $2 million.

The warrant agreement allows the holder to exercise the warrants with cash and/or conversion of notes held by such holder, or to net settle the contract with warrants. The registration rights agreement is silent on the ability of the company to deliver unregistered shares if the registration fails or if the registration cannot be maintained as effective. There is no cash settlement alternative provided to the warrant holder.

The warrants were issued in the following tranches, with lives corresponding to the related debt:

525,830 shares with a six-year life, conversion price of $10.84 (Citadel)

2,192,308 shares with a six-year life, conversion price of $7.80 (Citadel)

769,230 shares with a three-year life, conversion price of $7.80 (Merrill Lynch)

The primary guidance addressing this issue is the following:

APB 14: Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, FAS 133: Accounting for Derivative Instruments and Hedging Activities, EITF 00-19:  Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, EITF 05-4:  The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19, FAS 123: Accounting for Stock-Based Compensation and FAS 5: Accounting for Contingencies as well as the comments from the SEC in the Current Accounting and Disclosure issues in the Division of Corporation Finance December 1, 2005, as well as various DIG (Derivatives Implementation Group) comments over the last two years.

DISCUSSION AND ANALYSIS

Debt and Warrant Allocation Issue

A portion of the proceeds received for the debt obligations, which were issued with detachable warrants to purchase common stock, is attributable to the warrants.  If those warrants qualify as equity instruments under EITF 00-19, they should be accounted for in accordance with APB 14, par. 16 (i.e., as paid-in capital and (additional) debt discount).  That allocation should be based on the relative fair value of the two securities at the time of issuance.  However, if the warrants are classified as a liability under EITF 00-19, then full fair value should be allocated to the warrants and the residual proceeds attributed to the debt.

Therefore, the allocation between the warrants and the debt should be based on the full fair value of the warrants with the residual to the debt. The Company uses the Black-Scholes Option Pricing Model to value its options and warrants, and considering certain key input, including the trading price on date of issue, volatility of its stock, risk-free interest rate, conversion price, dividend rate, and warrant life. The following assumptions were used to determine the value of the warrants as of date of issue.

Stock price of $10
Lives of four and six years
Volatility of 66%
Risk-free interest rate 4.0%
Conversion price of $10.84 and $7.80 as above
Dividend rate of $0

Assuming the market price of Company’s common stock on the Date of Issue was $10 per share, the fair value of the incremental consideration paid by the Company upon financing is calculated as follows:

The Company issues $50 million of its notes payable in four and six years. Each note includes a detachable warrant, giving the holder the right to acquire a certain number of shares of Company stock for $7.80 and $10.84 (the then current market value is estimated at $10 per share).  The proceeds from the notes totaled $50 million. The value of the warrants at the time of issuance was $22 million, as determined using the Black-Scholes Option Pricing model. The notes without the warrants have no established market price as of the close.

The full fair value ($ in thousands) calculation would be as follows:

Fair value of the warrants	$22,000	44%
Fair value of the notes	28,000	55%

Total fair value	$50,000	100%

The company will amortize the discount, which is equal to the value of the warrants, as additional interest expense over the term of the debt on the interest method.

Warrant and Registration Rights Agreement Classification Issue

The classification of the warrants and the registration rights agreement are to be accounted for considering EITF 00-19, EITF 05-4, and FAS 133. There are certain exceptions where financial instruments that are solely indexed to the entity’s own stock may be exempt from the provisions of FAS 133. The Company issued warrants that on their own may be within the scope exception of FAS 133 pursuant to paragraph 11 (a) and 12(c) of Statement 133 and should be accounted for under EITF 00-19. The registration rights agreement contains a provision that the Company will use its “reasonable best efforts to cause the registration statement to be declared effective as soon as reasonably practical after the initial filing and to remain effective, subject to certain exceptions, during the life of warrants.” The requirement to have the registration statement declared effective and, more importantly the requirement for it to remain effective as long as the warrants are outstanding, and the impact of liquidated damages make the registration rights agreement a derivative under FAS 133. The fact that the agreements were executed concurrently and with the same parties makes them combined instruments which would require both the warrant and the registration rights agreement to be classified as a derivative under FAS 133 and classified as a liability.

If the warrants and the registration rights agreement are determined to be a combined contract as addressed in EITF 05-4 paragraph 9, , the combined financial instrument would meet the characteristics of a derivative in paragraph 6 of FAS 133. The liquidated damages provision in the agreement may affect whether the combined instrument is considered solely indexed to the entity's own stock and classified as equity, thereby qualifying for the scope exception in paragraph 11(a) of FAS 133. The first step in determining whether the combined instrument qualifies for the scope exception is to determine whether the combined instrument is "indexed to the company's own stock.” Regardless of the outcome of this section, however, the current arrangement will fail some of the criteria in EITF 00-19, so for analysis purposes we will assume that the contract meets the scope exception (on a combined basis, the registration rights agreement may or may not meet the exceptions as outlined in 00-19)

If, for discussion purposes, the Company were to determine that the financial instruments were considered indexed to the issuer's own stock, Issue 00-19 would require net-share or physically settled derivative instruments to be classified as equity, assuming all the criteria in paragraphs 12-32 are met. A contract that has multiple settlement alternatives at the election of the issuer also would be classified as equity if the requirements of paragraphs 12-32 are met.

The warrant and the registration rights agreement would be required to meet all the criteria under paragraphs 12-32 of Issue 00-19. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity. Failing to meet any of the conditions of paragraphs 12-32 generally would result in a presumption of net cash settlement of the contract (even though there is no specific provision permitting net cash settlement by either the company or the warrant holder) and liability classification for the combined contract.

Paragraphs 14-18 of Issue 00-19 are particularly relevant to this issue and require that a company must be able to settle a financial instrument in unregistered shares for that financial instrument to qualify for equity classification. An instrument that requires the issuer to settle in registered shares cannot qualify for equity classification. Paragraph 16 of Issue 00-19 provides further guidance for situations in which the instrument has more than one settlement alternative, and states:

“If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.”

The consensus view of the task force on this matter is, “The registration rights agreement and the financial instrument agreement should be considered together as a unit and analyzed under Issue 00-19. If the maximum potential liquidated damages penalty payable in cash is greater than a reasonable estimate of the difference in fair value between registered and unregistered shares, the combined instrument should be classified as a liability under Issue 00-19 and accounted for as a derivative.”

The standards permit consideration for equity classification when the maximum potential liquidated damages penalty under the registration rights agreement reflects a reasonable discount for the difference between the fair values of the registered and unregistered shares issueable upon exercise of the financial instrument.

However, in this contract the issuer does not have the specific right to deliver unregistered shares, and as outlined in paragraph, 14 and 15 of EITF 00-19, “The events or actions necessary to deliver registered shares are not controlled by the company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract.  As a result, the contract must be classified as an asset or a liability.”

The scope exception outlined in paragraph 18 above further confirms the result of the requirement to deliver registered shares is not met as the Company is required to maintain the effective registration of the shares as seen by the following statement, “The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above.”

CONCLUSION

The Company believes that the Black-Scholes Option pricing model is the appropriate methodology to value the warrants as they have used it consistently for pricing similar securities. The amount allocated to the debt will be recorded as required under EITF 00-19 and will be the face value ($50 million) less the amount allocated to the warrants ($22 million) as the best estimate of value for the warrants under the Black-Scholes model. The Company believes that the face value of the debt includes a significant discount, in that the rate of interest charged is below that which we can obtain in the open market, if the debt were issued without warrants. The discount on the debt will be amortized to interest expense on the interest method over the life of the debt.

The Company believes that the warrants and the registration rights agreements are combined agreements as outlined in EITF 00-19, EITF 05-4, and FAS 133. The registration rights agreement is a derivative under FAS 133 and, when combined with the warrants, causes both instruments to fail the criteria in EITF 00-19, specifically the requirement that the Company may only deliver registered shares in connection with the warrant agreement. The liquidated damages amount of $2 million may represent a reasonable discount between the registered shares and unregistered shares; however, the company does not have the specific ability in the registration rights agreement to deliver unregistered shares and, therefore, as outlined paragraph 14 - 15, it is out of the Company’s control and a net-cash settlement alternative is assumed. This analysis therefore results in classification of the warrants as a liability.